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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67027

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CCF Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 West Jackson Street
(No. and Street)

Thomasville	Georgia	31792
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Kinnard 229-228-5822
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carr, Riggs and Ingram, LLC
(Name – *if individual, state last, first, middle name*)

1713 Mahan Drive	Tallahassee	Florida	32308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 03 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carolyn Kasky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CCF Investments, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FIN OP, CFO

Title

MICHAEL O BROWN
MY COMMISSION EXPIRES
APRIL 6 2008
FULTON COUNTY, GA
NOTARY PUBLIC

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CCF Investments, Inc.

Financial Statements

December 31, 2006


CRI
CARR
RIGGS &
INGRAM

CARR, RIGGS & INGRAM, LLC

1713 Mahan Drive
Tallahassee, FL 32308

P | 850 878 8777
F | 850 878 2344
www.cricpa.com

Board of Directors and Management
CCF Investments, Inc.
Tallahassee, Florida

In planning and performing our audit of the financial statements of CCF Investments, Inc. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(c).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of CCF Investments, Inc. as of and for the year ended December 31, 2006, and this report does not affect our report thereon dated February 19, 2007.

1. *Commissions receivable and corresponding commissions payable were not recorded.*

The Company did not record commissions receivable or the corresponding commissions payable throughout the year ended December 31, 2006. Based on our findings, the Company made the appropriate adjustment by increasing receivables and revenue by $118,094, and payables and expenses by $103,923. These adjustments were included in the audited financial statements as of and for the year ended December 31, 2006.

Remedy: Subsequent to December 31, 2006, the Company developed a method to estimate commissions receivable and payable at month end based on historical collections and trends. The Company will make the appropriate adjustments on a monthly basis.

2. *We assisted with the preparation of the annual financial statements.*

We assisted with the preparation of the annual financial statements as of and for the year ended December 31, 2006.

Remedy: The Company believes our assistance in the reporting process is the most effective and efficient method to prepare the financial statements in such a highly regulated industry.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. However, we noted the following matters involving control activities for safeguarding securities and its operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of CCF Investments, Inc. for the year ended December 31, 2006, and this report does not affect our report thereon dated February 19, 2007.

1. *Minimum net capital requirements were not met.*

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $6,549 which was $11,711 below its required net capital of $18,260.

Remedy: On January 25, 2007, the parent company, Capital Choice Financial Services, Inc. contributed an additional $50,000 of capital. Currently, the Company is developing an improved monitoring process to prevent future capitalization problems.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Carr, Riggs & Ingram, LLC
February 19, 2007

CCF Investments, Inc.
Table of Contents
December 31, 2006


CRI
CARR
RIGGS &
INGRAM

CARR, RIGGS & INGRAM, LLC

1713 Mahan Drive
Tallahassee, FL 32308

P | 850 878 8777
F | 850 878 2344
www.cricpa.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Management
CCF Investments, Inc.
Thomasville, Georgia

We have audited the accompanying statements of financial condition of CCF Investments, Inc. as of December 31, 2006, and the related statements of loss, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CCF Investments, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Carr, Riggs & Ingram, LLC

Tallahassee, Florida
February 19, 2007

CCF INVESTMENTS, INC.
Statement of Financial Condition

December 31,		2006
Assets		
Cash	$	162,338
Commissions receivable		118,094
Prepaid expenses		57,162
Other assets		6,000
Equipment, net		11,039
Total assets	$	354,633
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	53,208
Due to parent		4,063
Commissions payable		136,762
Registration and administration fees collected in advance		79,850
Total liabilities		273,883
Stockholder's equity		
Common stock, $1 par value, authorized 1,000,000 shares, issued 50,000 shares		50,000
Additional paid-in capital		120,069
Deficit		(89,319)
Total stockholder's equity		80,750
Total liabilities and stockholder's equity	$	354,633

The accompanying notes are an integral part of these financial statements.

CCF INVESTMENTS, INC.
Statement of Loss

Year ended December 31,	**2006**
Revenues	
Commissions	$ 3,137,845
Other income	392,591
Total revenue	3,530,436
Expenses	
Employee and agent compensation and benefits	3,069,592
Insurance	263,225
Regulatory fees	34,593
Other expenses	181,341
Total expenses	3,548,751
Net loss	$ (18,315)

The accompanying notes are an integral part of these financial statements.

CCF INVESTMENTS, INC.
Statement of Changes in Stockholder's Equity

	Common Stock		Additional Paid-in		Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
Balance at January 1, 2006	50,000	$ 50,000	$ 100,000	$ (71,004)	$ 78,996
Contributed capital	-	-	20,069	-	20,069
Net loss	-	-	-	(18,315)	(18,315)
Balance at December 31, 2006	50,000	$ 50,000	$ 120,069	$ (89,319)	$ 80,750

The accompanying notes are an integral part of these financial statements.

CCF INVESTMENTS, INC.
Statement of Cash Flows

Year ended December 31,		**2006**
Cash flows from operating activities:		
Net loss	$	(18,315)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		3,031
(Increase) decrease in operating assets:		
Commissions receivable		(118,094)
Prepaid expenses		(35,287)
Other assets		(6,000)
(Decrease) increase in operating liabilities:		
Accounts payable and accrued expenses		27,638
Due to parent		24,132
Commissions payable		136,762
Registration and administration fees collected in advance		79,850
Net cash provided by operating activities		93,717
Cash flows from investing activities:		
Purchase of equipment		(9,138)
Net cash used in investing activities		(9,138)
Net change in cash		84,579
Beginning cash		77,759
Ending cash	$	162,338

Disclosure of non-cash activities:

During 2006, the Parent contributed capital of $20,069 previously included in intercompany receivables due from the Company.

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS

CCF Investments, Inc. (the Company) is an introductory broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Georgia corporation that is a wholly-owned subsidiary of Capital Choice Financial Services, Inc. (parent).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation – The accompanying financial statements are presented on the accrual basis of accounting.

Commissions – Commissions are recorded on the trade-date basis as securities transactions occur.

Administration fees – Fees are collected from agents for errors and omissions insurance, compliance audits and fidelity bond. These fees are collected in advance and recognized as revenue during the year for which the corresponding expenses relate.

Cash – The Company does not collect or hold funds on behalf of customers. As such, the Company is exempt from maintaining a special account for the exclusive benefit of customers as required by rule 15c3-3(k)(2)(i) of the SEC.

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

Advertising – Advertising costs are expensed as incurred.

Allocation of expenses – The Parent incurs all overhead expenses and allocates the Company's share via intercompany accounts.

Income taxes – Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income taxes are provided for temporary differences between the financial reporting bases and the tax bases of assets and liabilities. Such differences result primarily from the net operating loss generated in prior years which will be carried forward to future years for income tax purposes. The Company incurred no provision for or benefit from income taxes.

Management estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – COMMISSIONS RECEIVABLE

Commissions receivable include amounts due from investment and insurance companies. Management considers all receivables to be fully collectible. Accordingly, no allowance for doubtful accounts has been provided.

NOTE 4 – PREPAID EXPENSES

Prepaid expenses include the following:

December 31,		2006
NASD registrations	$	19,203
Errors and ommissions insurance		37,959
Total prepaid expenses	$	57,162

NOTE 5 – EQUIPMENT

Equipment, net includes the following:

December 31,		2006
Equipment	$	14,110
Less accumulated depreciation		(3,071)
Equipment, net	$	11,039

Depreciation expense totals $3,031 for 2006.

NOTE 6 – REGISTRATION AND ADMINISTRATION FEES COLLECTED IN ADVANCE

Registration and administration fees collected in advance include the following:

December 31,		2006
NASD registrations	$	11,870
Administration fees		67,980
Total registration and administration fees collected in advance	$	79,850

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $6,549 which was $11,711 below its required net capital of $18,260. The Company's net capital ratio was 41.82 to 1.

NOTE 8 – INCOME TAXES

The income tax provision differs from the amount determined by applying the applicable U.S. statutory federal income tax rate to pretax accounting income primarily as a result of the Company's recording of a valuation allowance against the deferred tax asset resulting from incurred net losses.

Net deferred income taxes consist of the following:

December 31,		2006
Deferred tax assets	$	18,450
Valuation allowance		(18,450)
Net deferred income taxes	$	-

Operating loss carryforwards total approximately $90,000 and will expire in various years through 2021.

NOTE 9 – CONCENTRATION OF CREDIT RISK

The Company has a concentration of credit risk arising from cash deposits of financial institutions in excess of federally insured limits of $100,000.

NOTE 10 – RELATED PARTIES

At December 31, 2006, the Company had amounts due to Parent totaling $4,063. These amounts represent reimbursement for certain operating expenses. During 2006, the Parent contributed capital of $20,069 previously included in intercompany receivables from the Company.

NOTE 11 – COMMITMENTS

The Company finances it errors and omissions insurance through a premium finance agreement with the insurance carrier. The errors and omissions policy is effective for one year beginning December 20, 2006. Premiums related to this policy total $223,400. The Company paid 20% of the annual premium totaling $44,694 prior to December 20, 2006. The remaining balance of the premium is to be paid in nine monthly installments of $20,442 commencing January 20, 2007. The Parent has guaranteed the commitment.

NOTE 12 – SUBORDINATED DEBT

At December 31, 2006, the Company had no subordinated debt.

NOTE 13 – SUBSEQUENT EVENT

Subsequent to December 31, 2006, the Parent contributed an additional $50,000 to the Company.

CCF INVESTMENTS, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission

December 31,	2006
Net capital	
Total stockholder's equity	$ 80,750
Deductions and/or charges:	
Nonallowable assets:	
Commissions receivable (net of corresponding commission payable of $103,923, and exemption of commissions receivable from mutual fund companies less than 30 days outstanding)	-
Equipment, net	11,039
Prepaid expenses and other assets	63,162
Total deductions and/or charges	74,201
Net capital	$ 6,549
Aggregate indebtedness	
Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 53,208
Due to parent	4,063
Commissions payable	136,762
Registrations and administration fees collected in advance	79,850
Total aggregate indebtedness	$ 273,883
Computation of basic net capital requirement	
Minimum net capital required	$ 18,260
Excess net capital at 1,500 percent	$ (11,711)
Excess net capital at 1,000 percent	$ (20,839)
Ratio: aggregate indebtedness to net capital	41.82

See the Independent Auditors' Report.

CCF INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission (Continued)

December 31,		2006
Reconciliation of Company's computation of net capital and audited computation of net capital:		
Net capital as computed by Company	$	11,967
Effects of audit adjustments on net income		(13,019)
Prepayment of 2007 NASD registrations previously expensed		(19,203)
Capital contributed by Parent		20,069
Additional errors and omissions insurance expense previously recorded as prepaid expense		6,735
Net capital as reported above	$	6,549
Reconciliation of Company's computation of aggregate indebtedness and audited aggregate indebtedness:		
Aggregate indebtedness as computed by Company	$	150,371
Additional commissions payable not previously recorded		103,923
Additional deferral of 2007 registration and administration fees not previously reported		30,170
Capital contributed by Parent not previously reported		(20,069)
Additional accounts payable not previously recorded		5,425
Additional amounts due to Parent not previously reported		2,862
Additional commissions received but not paid		1,201
Aggregate indebtedness as reported above	$	273,883

See the Independent Auditors' Report.

END